November 5, 2019

Brian Cook
Chief Financial Officer
Juniper Industrial Holdings, Inc.
14 Fairmount Avenue
Chatham, New Jersey 07928

       Re: Juniper Industrial Holdings, Inc.
           Amendment No. 1 and Amendment No. 2 to Form S-1
           Filed October 29, 2019 and November 4, 2019
           File No. 333-234264

Dear Mr. Cook:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-1

Exhibits

1. Refer to the legality opinion filed as Exhibit 5.1. The legality opinion that you file to satisfy your obligations under Item 601(b)(5) should not assume conclusions of law or material facts that are necessary requirements of the ultimate opinion. We note the following clauses from the opinion:
         "appropriate corporate action shall have been taken to authorize the issuance and sale of such shares of Common Stock"
         "any legally required consents, approvals, authorizations and other orders of the
            Commission and any other regulatory authorities shall have been obtained"
         "appropriate certificates representing the shares of Common Stock are duly executed"

       Please obtain a revised opinion without these assumptions. Refer to
Section II.B.3.a. of
       Staff Legal Bulletin No. 19 (CF).
 Brian Cook
Juniper Industrial Holdings, Inc.
November 5, 2019
Page 2

        You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Kathryn
Jacobson, Senior Staff Accountant, at 202-551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney
Adviser, at 202-551-3436 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                         Sincerely,
FirstName LastNameBrian Cook
                                                         Division of
Corporation Finance
Comapany NameJuniper Industrial Holdings, Inc.
                                                         Office of Real Estate
& Construction
November 5, 2019 Page 2
cc:       Christian Nagler, Esq.
FirstName LastName